Mail Stop 4561

August 26, 2008

Ms. Donna Lehmann
Treasurer
BH/RE, L.L.C.
3667 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: BH/RE, L.L.C.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 0-50689**

Dear Ms. Lehmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1. We note that you present a comparison of margin without consideration of promotional allowances. Please revise your disclosure to include similar presentation of margin which includes the effect of promotional allowances.

Item 8. Financial Statements and supplementary Data

2. Summary of significant Accounting Policies

Property and Equipment, page 46

2. We note that management has recorded the property, equipment and intangible assets based upon an independent third party appraisal. Additionally, we note that you have used an independent third party appraisal to determine purchase price of the land sold under the terms of the Timeshare Purchase Agreement and to determine future volatility assumptions used to fair value option awards using the Black-Scholes-Merton option pricing model. For each valuation issue, please tell us and disclose the nature and extent of the third party's' involvement in your decision making process.

9. Related Party Transactions

Earl of Sandwich (Las Vegas), LLC Lease Agreement, page 58

3. Please tell us how you disclosures comply with paragraph 3 of SFAS 57, *Related Party Disclosures*.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief